Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

30 April 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **18 pages to follow**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Quarterly Report March 2004
dated 30 April 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD RESOURCES

HERALD RESOURCES LIMITED QUARTERLY REPORT MARCH 2004

HIGHLIGHTS FOR THE QUARTER

Base Metals

Dairi

- Bankable Feasibility Study proceeding smoothly
- Infill drilling likely to increase Anjing Hitam resources to the North West

Gold

Coolgardie

- Steady production for quarter
- Excellent exploration results obtained:

Perseverance	20m	@	4.5g/t
	19m	@	46.7g/t
Little Blow	24m	@	3.3g/t
Countess	10m	@	5.6g/t
	15m	@	4.7g/t

Meluak

- Extent of large anomalous gold areas further defined

Corporate

- Jaguar Minerals Ltd IPO underway
- $2M placement completed during the quarter

www.herald.net.au

www.coronagold.net

www.jaguarminerals.com.au

BASE METALS

DAIRI ZINC/LEAD PROJECT


MEDAN
DAIRI
INDONESIA
SUMATRA

Herald	80%
PT Aneka Tambang ("Antam")	20%

BANKABLE FEASIBILITY STUDY (BFS)

Most components of the BFS, based on the high grade Anjing Hitam deposit, are in progress and the drilling is near to completion apart from some additional holes which may be drilled to follow up on possible extensions to the resource. The individual components are summarised below.

Mining Studies – being carried out by AMC Consultants who propose a dual mining system of open stoping in the footwall section and drift and fill in the hanging wall section with cemented paste tailings backfill. Final planning and scheduling are waiting on resource modelling.

Site Geotechnical Studies – by civil engineers Knight Piesold Pty Ltd who have completed site drilling and test pitting for roads, plantsite and the small tailings dam, with laboratory results pending.

Environmental Impact Assessment (known as K-Amdal) – by PT URS Indonesia who have completed preliminary studies, drawn up terms of reference and presented these to the committee of local government and community representatives – now pending completion of the mine, plant and infrastructure layout before final reporting to Government.

Transportation Studies – by CEIS Pty Ltd / PT Petrosea (roads and ports) in conjunction with Maunsell Australia Pty Ltd (pipeline), ports have been short-listed to Belawan via Medan and the closer west coast port – Singkil Baru for road concentrate trucking, although a preliminary slurry pipeline assessment has indicated that an ~90km installation to the latter would have cost benefits over the life of mine and certainly for future deposits, although requiring an additional initial capital investment.

Metallurgical Testwork – substantial testwork is underway at the Perth and Burnie, Tasmania laboratories of AMMTEC Ltd on broadly representative drillcore composites, the Burnie Lab being the same as used in the past two successful flotation campaigns which pointed to good concentrate grades and recoveries – it is hoped to optimise these further. Orway Pty Ltd have been engaged to analyse comminution testwork results and advise on the optimal crushing/grinding combination.

Concentrator and Pasteplant design – this component is shortly to be assigned and activity is hoped to commence early in May.

Geology and Resource Estimation – CSA Australia Pty Ltd geological consultants have been engaged to provide independent assessment of the Anjing Hitam geological model and initial site studies have been carried out. This will lead to resource modelling to be assigned to an independent consultant (TBA) later in May.

Drilling – up to end March a total of about 7100m had been drilled in the Anjing Hitam program designed for resource blocking out, mine geotech study, metallurgical bulk sampling and hydrological study. A further 2000m or so is intended to be drilled as part of the original program, for follow-up infill and extension drilling although the resource modelling and estimation will be carried out before completion.

A pattern is emerging of the Main Mineral Horizon (MMH) tending to taper out in a vein-like manner at the updip and downdip extremities which enables a clearer overall appreciation of the geometry of the mineral body. In an area in the NW part of the deposit **this veining, as well as massive sulphide, is particularly lead rich with enhanced silver values also**. For example in SOP108D, massive sulphide horizons of **9.0m @ 8.2% Zn, 15.8% Pb & 33g/t Ag;** plus **9.8m @ 17.2% Zn, 20.7% Pb & 50g/tAg** are underlain by a veined zone of **12m @ 4.1% Zn, 13.7% Pb & 34g/t Ag** (these intercepts have true thickness of about 50% intersection width).

An extension is currently being traced in the NW of the deposit with **significant massive sulphide intercepts in three holes to date** and one thick gossan. Hole SOP127D, about 100m downdip from the Sapurang Terry outcrop, has intercepts of 5.4m @ 13.1% Zn, 8.3% Pb in the upper horizon and 16.7m @ 10.6% Zn, 5.3% Pb in the main horizon. It is expected that the zone further to the NW will be too shallow for preserved sulphide to be present. However, **a significant addition will be made to the previous resource in this area.**

A table of results to hand since those reported in the December 2003 quarter is given below :

BASE METALS

Dairi Project Sopokomil Prospect – Anjing Hitam Sector										
	Local Grid									
Hole	North	East	Dip/Azim (mag)	From (m)	To (m)	Length (m)	Zinc (%)	Lead (%)	Silver (g/t)	Lode
SOP96D	9700	5070	-85/69.5	168.0	185.5	17.5	21.8	14.1	18	MMH
SOP99D	9900	5095		145.5	147.5	2.0	13.9	7.2	5	UHM
				165.9	173.5	7.6	7.4	4.5	4	EMH
				184.0	197.5	17.5	4.5	2.5	7	MMH
SOP100D	9690	5052	-67/177.5	154.8	183.5	28.7	15.0	9.0	11	MMH
SOP102D	9690	5052	-66/102.5	201.9	204.6	2.7	15.8	8.3	3	UMH
				234.7	265.7	31.0	18.6	11.3	12	MMH
SOP104D	9765	5002	-82/250	120.0	127.1	7.1	5.2	3.6	6	UMH
				139.0	149.3	10.3	16.2	10.4	14	MMH
SOP106D	9690	5052	-72/250	118.6	126.7	8.1	10.5	5.3	3	UMH
				137.0	160.7	23.7	16.7	9.5	10	MMH
SOP107D	9700	5080	-51.5/205	139.8	142.8	3.0	7.7	5.1	13	MMH1
				148.3	150.6	2.3	17.4	8.9	15	MMH1 1
SOP108D	10000	4927	-44.5/134	57.9	66.9	9.0	8.2	15.8	33	UMH
				73.5	108.2	34.7	7.9	12.0	29	MMH
			includes	73.5	83.3	9.8	17.2	20.7	50	MMH
SOP120D	9574	5153	-82/182	284.8	293.1	8.3	17.5	10.0	13	MMH1
				304.3	311.0	6.7	13.9	8.9	17	MMH1 1
SOP121D	9575	5138	-76/100	350.7	352.3	1.60	4.67	6.32	14	MMH
SOP122D	9575	5138	-66/86	386.9	392.88	8.98	13.18	7.61	6	MMH
SOP123D	9575	5138	-85/75	319.75	353.43	15.68	15.19	8.93	17	MMH
SOP124D	10048	4891	-90/360	No significant massive sulphide mineralisation						
SOP125D	10100	4950	-49/130							
SOP126D	10100	4958	-45/004							
SOP127D	10090	4928	-60/250	37.07	42.50	5.43	13.08	8.27	11	UMH
				52.86	69.58	16.72	10.61	5.33	9	MMH
SPO128D	10100	5000	-45/250	No significant massive sulphide mineralisation						
SOP129D	10100	5000	-90/360							
SPO130D	10048	4891	-47/315	59	72.87	13.87	15.33	7.81	9	MMH

N.B.
UMH = Upper Mineral Horizon
MMH = Main Mineral Horizon
EMH = Eastern Mineral Horizon

BASE METALS

Insert plan

BASE METALS

Insert plan

BASE METALS

SINAR PAGI PROSPECT

A new exploration program has commenced at Sinar Pagi prospect, located approximately 20km NNW of the Anjing Hitam resource. This prospect was discovered by following up a stream sediment anomaly, and a float boulder of almost massive galena. Detailed soil sampling and mapping resulted in several other galena rich boulders (or outcrops) being discovered up slope with assays of up to 61%Pb and 1370 g/t Ag.

Results from trenching in the current programme has revealed in Trench T1 wide zones of brecciated quartz carrying 3 strands of galena rich material with lesser mineralisation in between over a slope length of 36m. The country rock is shale. Trench T2, about 140m NW reveals 11.5m of gossanous quartz breccia which is lead carbonate rich in parts.

A diamond drilling program is planned for the June quarter.

Other targets are also being considered for small programs, before exploration focuses on the Lae Jehe area, immediately north of Anjing Hitam.

GOLD

MELUAK GOLD PROJECT


MEDAN
MELUAK
INDONESIA
SUMATRA

Herald 26% via Corona Gold Ltd

EXPLORATION

A field program undertaken during January – February concentrated on completion of mapping over the Siongal Ongal grid area and this was followed by the compilation of plans and an annual report.

At the completion of the present phase of mapping and sampling, besides the soil sampling results previously depicted, the sampling of locally derived mineralised float material can be summarised as follows:

1) **Gajah Mas (Golden Elephant) overall** – 205 samples assayed with average grade **0.89g/t Au including 51 > 1g/t Au and highest value 18.8g/t;**
2) Of this **elephant head and trunk - ~1400m x 200m, 52 samples average 1.52g/t;**
3) **Siongal Ongal Zone A – 500m x 300m, 61 samples average 1.82g/t;**
4) **Siongal Ongal – 6 other zones at lower grade.**

It is still difficult to visualise the precise nature of the deposits – although it is believed to be some kind of diatreme breccia with later gold rich hydrothermal pulses resulting in the significant gold grades in part of the overall silicified, pyritised volcanics. There is one significant riverbank exposure of clay/pyrite matrix supported silica breccia at Gajah Mas but only weakly auriferous at this locality.

The SIPP exploration permit has been renewed by the Regent of Gayo Lues for a further year but the program has been put on temporary hold pending the hoped for termination of the state of martial law in May, and awaiting the final outcome of the recent parliamentary elections.

The Regent and the local parliamentary representatives visited the area in late March and expressed their satisfaction in the work and trust that we will shortly be able to resume activities.

An IP geophysical program is planned, to be followed by an RC/ diamond drilling program.

GOLD

COOLGARDIE JOINT VENTURE


WESTERN
AUSTRALIA
COOLGARDIE
PERTH

Herald	50%
MPI Mines Ltd (Manager)	50%

GOLD PRODUCTION	2004 MARCH QUARTER	2003 DECEMBER QUARTER
CJV Ore Mined	252,605	136,840 tonnes
Grade	2.2	3.2 g/t
CJV Ore Milled	263,900	216,745 tonnes
Grade	2.7	3.2 g/t
Recovery	92.8	93.6%
Gold Production	21,508	20,448ozs

REVENUE & COSTS

Herald delivered all of its share production into forward sale contracts at $600 per ounce. In addition Herald received revenues from interest and payment from its joint venture partner for production from open-pit ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	2004 March Quarter A$/oz	2003 December Quarter A$/oz
Total Cash Costs	$459	$422
Total Production Costs	$560	$571

GOLD

EXPLORATION

Regional exploration drilling was undertaken at Perseverance, Little Blow and Iron Duke, whilst underground drilling at Empress has located a new lode position (Countess Lode) mid-way between the Empress and Tindals Lodes. Resource definition drilling was carried out at Big Blow.

Regional Exploration

A total of 3 RC/NQ2 diamond holes, 685m, were drilled at Perseverance and a total of 8 RC holes, 947m, were drilled at Little Blow and Iron Duke. These prospects were targeted for their potential to host Empress high grade lode and stockwork styles of mineralisation.

At Perseverance all 3 diamond holes intersected mineralised veins and stockwork (granodiorite) zones in an area immediately north of the historic Perseverance mine workings and have confirmed a 2003 RC intercept of 9m @ 9.12g/t Au in the same area. Significant intercepts include:

TNG1760RD	3.83m @ 10.32g/t Au (180.00-183.83m)	Sulphide vein
TNG1761RD	19.64m @ 4.51g/t Au (137.00-156.64m)	Granodiorite
	3.66m @ 18.60g/t Au (177.77-181.43m)	Sulphide vein
	3.47m @ 10.83g/t Au (212.45-215.92m)	Sulphide vein
	2.90m @ 19.89g/t Au (239.45-242.35m)	Sulphide vein
TNG1767RD	1.83m @ 24.18g/t Au (141.00-142.83m)	Sulphide vein
	18.63m @ 46.71g/t Au (146.00-164.63m)	Sulphide vein

The sulphide veins are interpreted to be separate surfaces or lodes that are parallel to those mined in the past. A scoping programme of 6 holes will commence in the June quarter. Economic resources in this area could be accessed by the existing Empress-Tindals decline.

Little Blow returned promising first pass results with a best result of:

BB068R	24m @ 3.28g/t Au (61-85m)	Granodiorite

Follow-up drilling is planned for this prospect.

Empress Underground

6 core holes were drilled into the depth extensions of the Empress West and East Lode surfaces beneath existing development and 2 holes were drilled eastward towards the Tindals Lode.

Both of the Tindals exploration holes intersected a mineralised Tindals-style lode in an unexpected position mid-way to target. This new position, the Countess Lode, yielded the following intersections:

ED196	10.26m @ 5.60g/t Au (133.33-144.10m)	Countess Lode
ED197	14.87m @ 4.66g/t Au (131.11-145.98m)	Countess Lode

This new lode is located approximately 130m east of and 30m vertically beneath the deepest Empress development level. A further 5 hole programme is in progress to further test the Countess Lode.

Drilling at Empress West Lode targets did not intersect significant mineralisation, but mineralised vein material was intersected in all Empress East Lode holes. Better intersections were:

ED216	1.88m @ 26.00g/t Au (127.12-129.00m)	East Lode
ED217	19.46m @ 3.77g/t Au (117.94-137.40m)	East Lode

Big Blow Oxide Resource Drilling

A further 870m of RC drilling was carried out to define near-surface resource blocks at Big Blow. Better results include 9m @ 12.4g/t Au at the southern end of the old open pit and 5m @ 6.4g/t Au at the northern end of the system. Block modelling of the resource is in progress.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.

GOLD

SANDSTONE GOLD PROJECT EXPLORATION


WESTERN
AUSTRALIA
SANDSTONE
PERTH

Herald 37% diluting

Troy Resources NL is fully funding the current exploration programme as Herald is diluting its interest in the Sandstone JV.

No field work was undertaken during the quarter.

The main activity was the compilation and interpretation of 1:10,000 aeromagnetic data covering the Musketeer and Maninga Marley structural corridors by geophysical consultants. This interpretation identified several complex structural sites that are considered to be prospective for gold mineralization and a field review is planned for the next quarter.

A drill programme proposed to test the Musketeer North prospect has been delayed by unseasonal rains.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

GOLD

MONTAGUE GOLD PROJECT

Herald 15%, free carried


WESTERN
AUSTRALIA
MONTAGUE
CRATER

Airport (M 57/98, M57/99)

No drilling was completed this quarter, however, results from drilling completed in the previous quarter were announced. Results are presented in Appendix 2.

Sixteen RC holes for 975m were drilled at the Rosie North prospect to test gold mineralisation encountered in previous shallow RAB drilling within the oxide zone. A total of eight drill traverses were 250m strike length. completed testing a

Gold mineralisation at Rosie North is closely associated with the shallow easterly dipping contact zone between the Montague granodiorite to the east and basaltic rocks to the west. Drilling has also intersected narrow steeply dipping high grade quartz-pyrite veins in the footwall of the main contact zone with grades up to 24g/t Au over 1m. Some of the better intersections include:

GRC104	2m @ 12.8g/t Au (82-84m)
GRC106	2m @ 9.8g/t Au (49-51m)
GRC108	5m @ 6.5g/t Au (45-50m)
GRC116	15m @ 1.7g/t Au (20-35m)
GRC118	16m @ 1.9g/t Au (42-58m)

Additional drilling is planned to commence in the near future to further test Rosie North and the S Bend zone located immediately northwest of Rosie North. S Bend has previously returned encouraging intersections which include 10m @ 10.5 g/t Au from 5m (GRB1662), 5m @ 13.15 g/t Au from 30m (GRB1975) and 5m @ 6.86g/t Au from 18m (GRB1778).

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
(Herald 20%, free carried)

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

OTHER PROJECTS

BALFOUR, WILSON RIVER (TAS), SPRINGFIELD, MT DAVID (NSW), & KINTORE (WA) PROJECTS

These projects are presently owned by 100% subsidiary Jaguar Minerals Ltd.

On 13 April 2004, Jaguar issued a prospectus offering 25,000,000 shares and 12,500,000 attaching free September 2008 options at 20 cents per share, to raise $5M (or $5.5M with oversubscriptions) before costs of the issue.

Herald shareholders have been offered a priority right until 4 May 2004 to subscribe for shares in Jaguar ahead of the public offering. Applications may still be lodged after that date, but may not receive priority over other applications.

Assuming that the issue is successful and applications for listing is accepted, Jaguar should list on the ASX in early June.

Herald's diluted interest in Jaguar upon listing is expected to be 42 – 44%.

A copy of the Jaguar Minerals prospectus and application form can be forwarded on request to Sharon on (08) 9322 2788 or downloaded at:

www.jaguarminerals.com.au

Applications for shares and options can only be made on the application form accompanying the Prospectus and should be lodged as soon as possible to ensure allocation.

CORPORATE

GOLD PRICE PROTECTION/INCOME GENERATION

At 31 March 2004, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	24,556		$601	Jan 04 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:	24,556	35,000		

PLACEMENT OF SHARES

During the quarter, Herald placed 2.5M shares at $0.80 each with Macquarie Bank Ltd.

CASH RESERVES

At 31 March 2004, Herald Resources Ltd held cash deposits of $4.5M.

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

GOLD

APPENDIX 1
COOLGARDIE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Hole Number	Grid North m	Grid East m	Grid RL	Dip/ Azm	RC Depth m	NQ2 Depth m	Total Depth m	Significant Results From m	To m	Interval m	Grade Au g/t	Lode
LITTLE BLOW PROSPECT												
Little Blow												
BB065R	6572340	325585	413	-60/270	114.0		114	42	44	2.00	1.51	Granodiorite
								68	69	1.00	1.15	Breccia Lode
								77	79	2.00	1.16	Qz/Porph
								83	84	1.00	2.49	Granodiorite
BB066R	6572371	325571	414	-62/270	65.0		65	33	34	1.00	7.52	Basalt
								39	44	5.00	0.40	Breccia Lode
BB067R	6572420	325522	414	-63/90	150.0		150	51	53	2.00	1.73	Basalt
								75	77	2.00	2.29	Breccia Lode
BB068R	6572460	325622	413	-60/270	130.0		130	61	85	24.00	3.28	Granodiorite
							Incl.	61	67	6.00	9.26	Granodiorite
BB069R	6572500	325556	414	-60/90	70.0		70	46	49	3.00	0.25	Breccia Lode
Iron Duke												
TNG1762R	6570290	325025	432	-64/90	150.0		150				NSR	
TNG1763R	6570260	325015	430	-59/90	138.0		138	121	122	1.00	2.43	
TNG1764R	6570231	325000	430	-63/94	130.0		130				NSR	
Perseverance												
TNG1760RD	6570837	325599	425	-60/270	140.6	64	204.55	94.00	95.00	1.00	3.95	Sulfidic Mb
								165.00	167.90	2.90	2.59	Granodiorite
								171.70	172.30	0.80	8.08	Sulphide vein
								180.00	183.83	3.83	10.32	Sulphide vein
TNG1767RD	6570787	325575	425	-62/271	126.7	86.6	213.25	141.00	142.83	1.83	24.18	Sulphide vein
								146.00	164.63	18.63	46.71	Sulphide vein
								176.22	177.76	1.54	9.44	Sulphide vein
TNG1761RD	6570784	325409	426	-60/90	140.0	127.45	267.45	81.00	84.00	3.00	3.78	Granodiorite
								90.00	92.00	2.00	1.40	Granodiorite
								137.00	156.64	19.64	4.51	Granodiorite
								177.77	181.43	3.66	18.60	Sulphide vein
								212.45	215.92	3.47	10.83	Sulphide vein
								239.45	242.35	2.9	19.89	Sulphide vein
EMPRESS UNDERGROUND												
Countess												
ED196	9277.01	5079.8	140.7	-20/90.5		311.7	311.7	133.33	144.10	10.28	5.60	Countess
									includes	3.70	8.20	Countess
									and	4.50	8.70	Countess
ED197	9277.24	5078.8	141.5	-23/93.6		310.3	310.3	131.11	145.98	14.87	4.66	Countess
									includes	7.21	6.96	Countess
									and	4.76	3.97	Countess
Tindals												
									259.61	275.00	15.39	Tindals
West Lode												
ED211	9278	5070	140	-49/260		185.5	185.5	171.6	172.45	0.85	1.26	

ED212	9279	5070	140	-53/293		125.6	125.6	82.47	83.10	1.17	1.75	Contact Splay
								92.35	93.33	7.65	1.24	Grandiorite
ED213	9278	5070	140	-63/264		260.6	260.6	155.6	157.33	1.73	6.79	Contact
East Lode												
ED215	9296	5077	136	-14/7		191.6	191.6	177.14	178.55	1.41	4.15	East Lode
ED216	9296	5077	136	-26/2		155.7	155.7	127.12	129.0	1.88	26.0	East Lode
ED217	9296	5077	136	-38/359		176.9	176.9	117.94	137.40	19.50	3.77	East Lode

APPENDIX 2
MONTAGUE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV RAB Drilling							
Hole ID	**AMG East**	**AMG North**	**Dip/ Azimuth**	**From (m)**	**To (m)**	**Width (m)**	**Grade g/t**
Rosie North							
GRC104	6964825	751214	-60/090	82	84	2	12.76
			includes	82	81	1	24.05
GRC105	6964855	751268	-60/270	27	32	5	3.87
			includes	30	32	2	8.46
GRC106	6964855	751280	-60/270	49	51	2	9.83
GRC107	6964875	751260	-60/270	15	16	1	6.01
				30	35	5	2.74*
GRC108	6964875	751275	-60/270	29	30	1	1.74
				45	50	5	6.54*
GRC109	6964875	751290	-60/270	30	32	2	1.31
				37	41	4	1.10
				65	68	3	4.30
GRC111	6964900	751260	-60/270	20	25	5	1.87*
				41	42	1	1.52
GRC112	6964950	751210	-60/270	21	25	4	1.78*
				28	29	1	2.08
GRC113	6964950	751225	-60/270	29	31	2	2.50
GRC114	6964950	751240	-60/270	15	20	5	3.61*
GRC116	9665000	751230	-60/270	20	35	15	1.72
			includes	20	24	4	3.03*
GRC117	9665000	751245	-60/270	32	33	1	1.42
				50	55	5	1.75*
GRC118	6965050	751235	-60/270	42	58	16	1.96
			includes	54	58	4	3.07*

* Composite 1m sample. 1m splits to be sent for assay.

Data as supplied by Gateway Mining NL

CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
62.5M shares
0.5M options

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au